

October 22, 2024

Gregory D. Patrinely
Executive Vice President and Chief Financial Officer
Sable Offshore Corp.
845 Texas Avenue, Suite 2920
Houston, Texas 77002

> **Re: Sable Offshore Corp.**
> **Registration Statement on Form S-1**
> **Filed October 11, 2024**
> **File No. 333-282622**

Dear Gregory D. Patrinely:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Maierson, Esq., of Latham & Watkins LLP